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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coady Diemar ~~Group~~ Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street
(No. and Street)

Peapack (City) New Jersey (State) 07977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Mandeer 908-719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Franklin, LaBrace + Associates
(Name – *if individual, state last, first, middle name*)

105 Morris Ave (Address) Springfield (City) New Jersey (State) 07081 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Scott Magrane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady Diemar Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ANNETTE F. MALANGA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 23, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COADY, DIEMAR GROUP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2008
WITH REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

COADY, DIEMAR GROUP, LLC

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2008

FRANKLIN, LoBRACE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

105 MORRIS AVENUE, SPRINGFIELD, NEW JERSEY 07081
TELEPHONE (973) 379-5400 • FAX (973) 379-3696

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Members of
Coady, Diemar Group, LLC:

We have audited the accompanying statement of financial condition of Coady, Diemar Group, LLC (a Limited Liability Company) (the "Company") as of December 31, 2008, and the related statements of operations and members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coady, Diemar Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 31, 2009

Franklin LoBrace & Associates

COADY, DIEMAR GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Current assets:		
Cash	$ 335,321	
Accounts receivable - related parties	37,285	
Accounts receivable - non trade	5,041	
Prepaid expenses	45,231	
Total current assets		$ 422,878
Office furniture and equipment, net of accumulated depreciation of $28,021		18,878
Security deposits		2,745
Total assets		$ 444,501
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	$ 65,401	
Current maturity of accrued rent obligation benefit	16,458	
Total current liabilities		$ 81,859
Long-term liabilities:		
Accrued rent obligation benefit	$ 80,233	
Subordinated loans payable - members	280,000	
Total long-term liabilities		360,233
Total liabilities		$ 442,092
Members' capital		2,409
Total liabilities and members' capital		$ 444,501

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

COADY, DIEMAR GROUP, LLC
STATEMENT OF OPERATIONS AND MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2008

Contract services revenue	$ 2,657,320
Operating expenses	4,444,665
Income from operations	$ (1,787,345)
Interest expense	(21,940)
Interest income	10,962
Net loss	$ (1,798,323)
Members' capital, January 1, 2008	682,265
Members' contributions	1,396,690
Members' distributions	(278,223)
Members' capital, December 31, 2008	$ 2,409

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

COADY, DIEMAR GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (1,798,323)
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization - accrued rent obligation benefit	$ (18,516)	
Depreciation expense	7,945	
Conversion of interest expense into members' capital	21,940	
Increase (decrease) in cash resulting from changes in operating assets and liabilities		
Accounts receivable	46,079	
Prepaid expenses	(23,700)	
Accounts payable and accrued expenses	34,704	
Total adjustments		68,452
Net cash used in operating activities		$ (1,729,871)
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' capital contributions	$ 1,374,750	
Members' distributions	(278,223)	
Net cash provided by financing activities		1,096,527
NET DECREASE IN CASH		$ (633,344)
Cash balance, January 1, 2008		968,665
Cash balance, December 31, 2008		$ 335,321
Supplementary data:		
Interest paid		$ -0-
Income taxes paid		$ -0-

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

Organization and Nature of Operations

The Company was organized under the laws of the state of Delaware as a limited liability company on June 10, 2003. It has qualified to do business in New Jersey, New York, and Washington D.C.

The members shall not be bound by, or be personally liable for the losses, expenses, liabilities, or obligations of the L.L.C. unless otherwise amended. Under the terms of the operating agreement, the Company will terminate December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the operating agreement.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It is primarily engaged in rendering senior corporate finance and financial advisory consulting services to corporate and institutional clients. Approximately 65% of revenue was derived from three clients in the reporting year.

Basis of Accounting

The Company is a service organization and recognizes contract services as earned to the extent of work completed and billed to clients and recognizes costs as expenses to the extent incurred in relation to work completed.

Depreciation

Depreciation of equipment is provided based on the accelerated method of accounting.

Income Taxes

The Company has elected to be taxed as a partnership and as a result, income taxes are not payable by, or provided for, the Company and all items of income, losses, and credits are reported by the members on their personal income tax returns.

Retirement Plan

The Company maintains a qualified 401(k) retirement plan wherein eligible full time employees are allowed to defer a portion of their wages into the plan. The employer provides no matching contribution.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Note 1--Summary of Significant Accounting Policies (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Management's Plan to Continue As A Going Concern

The Company incurred a significant loss from operations in 2008. Further, the Company forecasts a continuing loss from operations in the short term for 2009. This raises doubt as to whether it shall continue as a going concern.

The managing members historically has provided financial support to the Company through the infusion of cash as it is required to be contributed. The members intend to continue to provide additional cash funds as needed in the 2009 year.

Note 3—Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness ($10,806 as of December 31, 2008) or $5,000. At December 31, 2008 Coady, Diemar Group, LLC had net capital of $173,105 which was $162,299 in excess of the amount required.

Certain advances, distributions, and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Net Capital Rule.

Note 4—Accrued Rent Obligation Benefit

The Company has recognized an accrued rent obligation benefit arising from the granting of three months free rent by their New York City office landlord.

Such benefit of $131,665 is being amortized over the 8 year lease period on a straight-line basis in accordance with FASB Technical Bulletin #85-3.

Note 5—Subordinated Loans Payable – Members

The Company borrowed $70,000 from each of four (4) members ($280,000 in total) pursuant to a subordinated loan agreement effective March 10, 2006. The loans mature on March 10, 2009 and require written approval of the NASD before conversion or prepayment can be made. Interest of 7% per annum has been accrued ($19,600) and converted monthly into members' capital. The loans can be converted into members' capital at $.15 per unit throughout the term of the agreement.

All of the members intend to exercise their right of conversion on or before March 10, 2009.

Note 6—Related Party Transactions

The Company engaged in the following related party transactions in 2008:

1. Received member capital contributions of $1,396,690 of which $1,374,750 was in cash and $21,940 was conversion of interest payable on 1) the loans reported in Note 5 and 2) certain capital contributions of $30,000;

2. Was charged and paid equipment rental expense and related advisory services of $31,887 to an LLC which is 80% owned and controlled by four managing members of the Company;

3. Advanced funds of $7,285 on behalf of (2) members related to New York State income taxes which were required to be withheld from such members;

4. Collected $10,000 against an unsecured advance of $44,000 to a member in 2007;

As of December 31, 2008 the Company was owed $37,285 by these related parties for the above transactions.

Note 7—Risks and Uncertainties

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and trade receivables.

The Company's cash is placed with a New Jersey bank with a high credit and investment rating. Cash balances fluctuate in excess of the FDIC insurance limit of $250,000.

The Company grants credit terms in the normal course of business to its clients. The Company does not require collateral or other security to support its receivables from clients and an allowance for doubtful accounts is not considered necessary. On a periodic basis the Company evaluates its accounts receivable and when deemed necessary recognizes a receivable as uncollectible.

Note 8—Commitments and Contingencies

The Company leases office facilities under both month to month and non-cancelable operating leases which expire at various dates through November 2014. The Company leases its New Jersey office as a sub-tenant on a month to month basis at a gross rent of $2,225 per month. The Company leases its New York City office under an operating lease expiring November 15, 2014 at a gross rental of $45,825 per month. Future minimum annual rental payments under all operating lease agreements with remaining terms in excess of one year as of December 31, 2008 are as follows:

Note 8—Commitments and Contingencies (Continued)

Year Ended December 31,	
2009	$ 560,124
2010	552,438
2011	556,350
2012	588,620
2013	588,620
Thereafter	490,517
Total	$3,336,669

The Company incurred office and equipment rental expense of $647,605 in 2008.

The Company billed and collected subtenant rent and services income of $111,600 from two month to month tenants related to the New York City office. The income is included in Contract Service Revenue in the accompanying Statement of Operations and Members' Capital

The Company is contingently liable to Peapack Gladstone Bank for an irrevocable stand by letter of credit of $274,947 issued to the landlord of their New York City office in lieu of a rent security deposit. The letter of credit expires December 31, 2015.

Note 9—Subsequent Event

The Company received a report from Financial Industry Regulation Authority (FINRA) dated January 22, 2009 as a result of a financial/operational and sales practice examination conducted in November 2008. The report cites twenty-four (24) exceptions wherein the Company was not in compliance with SEC and NASD rules.

The Company has 30 days from the date of the letter to respond to each exception noting why the exception occurred, the corrective action taken to date, and any updated policies and procedures the firm will utilize to ensure that repeat deficiencies do not occur. FINRA's disposition of this exam will be communicated to the Company after receiving the Company's written response.

The assessment of any penalty or imposition of any corrective action is not known at this time.

COADY, DIEMAR GROUP, LLC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2008

Total members' equity		$ 2,409
Add subordinated loans payable – members		280,000
Total equity and subordinated loans		$ 282,409
Nonallowable assets:		
Petty cash	$ 124	
Other	109,180	
Total nonallowable assets		109,304
Net capital before haircuts on securities positions		$ 173,105
Haircuts on securities positions:		
Debt securities	$ -0-	
Other securities	-0-	
Total haircuts on securities positions		-0-
Net capital		$ 173,105
Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness of $162,092 or $5,000)		10,806
Excess net capital		$ 162,299
Ratio of aggregate indebtedness to net capital		.94 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA Focus Report as of December 31, 2008.

COADY, DIEMAR GROUP, LLC

SUPPLEMENTAL INFORMATION

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER SEC RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5

To the Members of
Coady, Diemar Group, LLC:

In planning and performing our audit of the financial statements and supplemental information of Coady, Diemar Group, LLC (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we consider relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above, except that no one is capable of preparing footnotes to the financial statements.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2009